Exhibit 99.1

RDA Microelectronics Enters into Definitive Merger Agreement to be Acquired by Tsinghua Unigroup for US$18.50 per ADS

SHANGHAI, November 11, 2013 — Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”), an operating subsidiary of Tsinghua Holdings Co., Ltd., a solely state-owned limited liability corporation funded by Tsinghua University in China, and RDA Microelectronics, Inc.  (NASDAQ: RDA) (“RDA” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today jointly announced that they have entered into a definitive merger agreement under which Tsinghua Unigroup will acquire all of the outstanding ordinary shares of RDA for US$18.50 per American Depositary Share (or US$3.0833 per ordinary share, each American Depositary Share representing six ordinary shares).  The merger values RDA’s equity at approximately US$910 million, on a fully diluted basis.  The purchase price represents a premium of approximately 33.3% over the closing price of RDA’s American Depositary Shares on September 26, 2013, the last trading day prior to the announcement by RDA of the receipt of a preliminary non-binding proposal letter to acquire RDA from a third party.

The transaction is subject to approval by the shareholders of RDA, and antitrust and other regulatory approvals, and is not subject to any financing condition.  The transaction is expected to close in the first half of 2014.

The Company’s Board of Directors unanimously approved the merger agreement and recommends that the Company’s shareholders vote to approve the merger agreement.  RDA expects to hold a special meeting of its shareholders to consider and act upon the proposed transaction as promptly as practicable.  Details regarding the record date for, and the date, time and place of, the special meeting will be included in a press release when finalized.

“We are very excited to be adding RDA to the Tsinghua Unigroup family of companies,” commented Mr. Zhao Weiguo, Chairman and President of Tsinghua Unigroup.  “RDA will complement our existing portfolio in consumer products, protection and support and will benefit from our vast IP library and unique access to important capital markets in China.”

“We are delighted to join as a partner with Tsinghua Unigroup,” said Mr. Vincent Tai, RDA’s co-founder and its Chairman and Chief Executive Officer.  “We believe that Tsinghua Unigroup’s reach and importance in the market will serve as a further catalyst to accelerate the growth of our business.”  Mr. Tai continued, “We also believe the merger offers an extremely attractive exit for the Company’s shareholders.”

Kilometre Capital acted as strategic consultant advising RDA.  Morgan Stanley Asia Limited rendered a fairness opinion to the Board of Directors.  Wilson Sonsini Goodrich & Rosati, P.C. and Skadden, Arps, Slate, Meagher & Flom LLP are legal advisors to RDA.  Morrison & Foerster LLP is serving as legal advisor to Tsinghua Unigroup.

RDA will furnish to the Securities and Exchange Commission (the “SEC”) a Report on Form 6-K regarding the transaction, which will include the merger agreement. All parties desiring details regarding the transaction are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other proxy materials that may be filed or furnished with the SEC with respect to the proposed merger.

About Tsinghua Unigroup Ltd.

Tsinghua Unigroup Ltd. is an operating subsidiary of Tsinghua Holdings Co., Ltd., a solely state-owned limited liability corporation funded by Tsinghua University in China. Tsinghua Holdings Co., Ltd. is the controlling shareholder of Tsinghua Unigroup. The other shareholder is Beijing Jiankun Investment Group Co. Ltd. Tsinghua Unigroup’s business lines include high-technology, bio-technology, science park development, and urban infrastructure construction.

About RDA Microelectronics, Inc.

RDA is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This press release contains “forward-looking” statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The forward-looking statements include statements concerning the expected timing of the completion of the proposed merger, our outlook for the future, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. Our forward-looking information and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. These risks and uncertainties include the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the proposed merger due to the failure to obtain shareholder approval for the proposed merger or the failure to satisfy other conditions to completion of the proposed merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, risks related to disruption of management’s attention from the Company’s ongoing business operations due to the transaction, the effect of the announcement of the proposed merger on the Company’s relationships with its customers, suppliers and employees, operating results and business generally, anticipated growth strategies; future results of operations and financial condition; impact of currency volatility in emerging markets; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into baseband, new TV and display market and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements because actual results may differ materially from those expressed in, or implied by, the statements.  Any forward-looking statement that we make speaks only as of the date of such statement, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com

Rong Chen, Vice President — Investments

Tsinghua Unigroup Ltd.

+86-10-8215-9273

ir@unigroup.com.cn